RED OAK INSTRUMENTS, LLC

REVIEWED FINANCIAL STATEMENTS

"Unaudited"

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

PAGE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

STATEMENT OF FINANCIAL POSITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN MEMBERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6 -11

NT TUTTLE, CPA

1928 Jackson Ln * China Spring, TX 76633 * Phone 713-256-1084 * Fax 832-534-4154

Independent Accountant's Review Report

To Management and Members
Red Oak Instruments, LLC

I have reviewed the accompanying financial statements of RedOak Instruments, LLC (a limited liability company) which comprise the statements of financial position as of December 31, 2019, and 2018, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. My conclusion is not modified with respect to this matter.

China Spring, TX
November 19, 2020

CPA & Advisor

RED OAK INSTRUMENTS, LLC
STATEMENT OF FINANCIAL POSITION "Unaudited"
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	12/31/2019	12/31/2018
CURRENT ASSETS		
Cash	$ 17,987	$ 126,565
TOTAL CURRENT ASSETS	17,987	126,565
NON-CURRENT ASSETS		
Inventory	49,297	49,297
Property, Plant and Equipment	42,149	42,149
Less: Accumulated Depreciation	(38,695)	(37,544)
Acquired Intangible Assets	428,176	428,176
Less: Accumulated Amortization	(428,176)	(428,176)
TOTAL NON-CURRENT ASSETS	52,751	53,902
TOTAL ASSETS	70,738	180,467
CURRENT LIABILITIES		
Accounts Payable	257	4,983
TOTAL CURRENT LIABILITIES	257	4,983
NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	257	4,983
MEMBERS' EQUITY	70,481	175,483
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 70,738	$ 180,466

See Notes to Financial Statements


RED OAK INSTRUMENTS, LLC
STATEMENT OF OPERATIONS **"Unaudited"**
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018


OPERATING INCOME	12/31/2019	12/31/2018
Net Loss	$ -	$ -
Cost of Goods Sold	-	(75,389)
GROSS LOSS	-	(75,389)
OPERATING EXPENSE		
Accounting	513	476
Office Rent	18,000	3,000
General & Administrative	6,414	22,494
Professional Fees	15,297	3,637
Contract Cost	66,000	38,000
Engineering/Design	36,000	36,000
Research and Development	48,000	48,000
Software Development	36,000	36,000
Office Expense	2,902	1,699
Postage & Delivery	408	273
Printing	689	178
Meals & Entertainment	657	215
Travel	872	477
Communications	10,725	9,808
Depreciation	1,151	1,151
NET INCOME FROM OPERATIONS	(243,628)	(276,797)
OTHER INCOME		
Rebates	625	-
NET LOSS	$ (243,003)	$ (276,797)
LOSS PER SALE	($0.18)	($0.20)


See Notes to Financial Statements


RED OAK INSTRUMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY "Unaudited"
FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

	12/31/2019	12/31/2018	12/31/2017
RETAINED EARNINGS	(1,402,205)	(1,125,408)	(1,011,042)
NET LOSS	(243,002)	(276,797)	(114,366)
ISSUED SHARES AND WARRANTS	1,715,688	1,577,688	1,212,189
BALANCE, END OF YEAR	$ 70,481	$ 175,483	$ 86,781

See Notes to the Financial Statements

RED OAK INSTRUMENTS, LLC
STATEMENT OF CASH FLOWS "Unaudited"
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	12/31/2019	12/31/2018
CASH AND EQUIVALENTS, BEGINNING OF YEAR	$ 126,565	$ 11,439
OPERATING ACTIVITIES		
Net Loss	$ (243,003)	$ (276,797)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and Depletion	1,151	1,151
Equity Based Compensation	138,000	123,000
Inventory Write-off	-	75,389
CHANGES IN OPERATING ASSETS AND LIABILITIES		
Inventory	-	(49,297)
Accounts Payable	(4,726)	4,936
Net cash used by operations	(108,578)	(121,618)
INVESTING ACTIVITIES		
Purchases of property and equipment including internal-use server and software	-	(5,756)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	242,500
CASH AND EQUIVALENTS, END OF YEAR	$ 17,987	$ 126,565

See Notes to Financial Statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Red Oak Instruments, LLC (the "Company") was formed on October 1, 2008 in the State of Texas.

Red Oak Instruments, LLC (ROI) is a sports/medical technology company that non-invasively measures fine motor degradation to indicate the presence of concussion and/or injury. Sports trainers, coaches, EMTs, and medical practitioners can monitor rehabilitation programs with our technology and document evidence of injury for a conclusive diagnosis by the medical practitioners.

Athletes often do not report injuries they feel will remove them from active play or "playing the best athlete." Untreated injuries result in diminished capabilities and poor team results. Closed head injuries, concussions, and mild traumatic brain injuries (mTBI) are difficult to diagnose due to the absence of apparent injury and the injured athlete often denies they are injured. Cognitive symptoms may not appear for weeks.

Red Oak Instrument's medical device monitors the fine motor control capabilities of sports team members. Trainers, coaches, and medical staff can improve capabilities of the team while screening and treating unreported injuries. By monitoring reaction times and hand coordination, small injuries may be detected prior to becoming serious injuries. These measurements may be used as a screening test which detects and quantifies symptoms of mTBI in less than ten minutes. Identifying and documenting a physical injury, protects an injured patient from re-injury. The technology also monitors recovery and rehabilitation rates and identifying when a patient has fully returned to normal. ROI's Fine Motor Control screening solution is a patented, peer reviewed, FDA 510(k) approved, with more patents in progress.

Initial sales or leasing of the equipment will account for initial revenue. This is approximately $5,000 per device/year for the SR-3053 series handsets and will provide remote HIPAA compliant access, maintenance, and software upgrades.

Customer Values: Sports trainers, coaches, physical therapists, sports clinics, wellness clinics, and doctor's offices can conduct and evaluate the tests, and in some cases may then charge a fee through a capitated service. Three CPT codes have been successfully used for reimbursements in our beta trials with a minimum reimbursement of $63 per test.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents - For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company had cash balances maintained in a U.S bank account in the amounts of $17,987 and $126,565 at years ended 12/31/2019, and 2018, respectively.

Revenue Recognition - Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Sales revenues were not earned for during the years ended December 31, 2019, and 2018.

Income Taxes - The Company is classified as a partnership for federal and state income tax reporting purpose and federal taxable income is passed through to it members who report the income tax on their individual tax returns. However, the State of Texas imposes a franchise tax in lieu of income tax based on an LLC's minimum net surplus assets and which is payable at the entity level. The Company was not subject to either federal or state franchise taxes for the years ended 12/31/2019, and 2018.

Use of Accounting Estimates - The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding the measurement of equity-based compensation; and other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Property, Plant and Equipment & Depreciation – Property, plant and equipment are stated at their historical cost, decreased appropriately by asset retirement costs. Depreciation is computed on a straight-line basis over 5 years and adjusted for any impairment and disposal charges. As of December 31, 2019, and 2018, respectively, the Company had office equipment and furniture in the amounts of $3,454 and $4,605, net of depreciation, respectively.

Officers' Salaries – Until the company opens for commercial business, only one officer receives compensation, and that is in the form of warrants. The company paid this officer a total of 48,000 and 9,600 warrants valued at $48,000 and $48,000 for the years ending 12/31/19, and 2018, respectively. The cost associated with these warrants were charged to research & development on the statement of operations.

Lease Accounting – The Company entered into an oral agreement to lease an office on a month-to-month basis effective November 2018. The rent value of the lease is $1,500 monthly. Compensation is paid to the Lessor in warrants. The Company paid a total of 3,600 and 600 warrants valued at $18,000 and $3,000 for the years ended 12/31/2019, and 2018, respectively.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FASB issued Accounting Standards Update (ASU 2018-13) in 2018, which modifies disclosure requirements for assets and liabilities measured at fair value. This update was designed to improve the effectiveness of financial statements disclosures: eliminates several disclosures, simplifies others and adds new disclosures for public business entities. These changes are effective for fiscal years beginning after December 15, 2019, but early adoption is permitted. Adoption of these changes did not materially impact the Company's financial position and results of operations.

As of December 31, 2019, and 2018, respectively, the Company had no marketable securities.

NOTE 3 – INTANGIBLE ASSETS (PATENTS) AND AMORTIZATION

The intangible assets-patents were transferred into the Company by the managing member/inventor in 2008, at the inception of the Company, thereby granting the Company exclusive rights to use its processes for profit. The patents were filed with the USPTO in the final quarter of 1999 and approved in the final quarter of 2001. These intangible assets were capitalized at cost and fully amortized on a straight-line basis over 10 years beginning 2008, at the inception of the Company, through 2017, which is 18 years from the filing date.

While accounting standards usually preclude recognition of internally-generated intangible assets as opposed to acquired intangible assets, the Company treated these intangible assets as being gained as an acquisition due to transfer by another entity. Therefore, the amortization expense has been included in the "amortization expense – patent" in the statement of operations for the years amortized. While the patent is recognized on the balance sheet at the transferred-in cost equaling $428,176, it was fully amortized in prior periods through retained deficit and has no equity value as of December 31, 2019 and 2018.

NOTE 4 – INVENTORY/COST OF GOODS SOLD

Inventory is stated at cost. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions and/or technological advancements. Write-downs and write-offs are charged to cost of goods sold. The cost of inventories recognized for the year ended December 31, 2019, and 2018, equaled $49,297 and $49,297 (reduced in 2018, by a $75,389 one-time write-down due to prior generation technology) respectively.

Inventory is classified as a non-current asset because it is not expected to be converted to cash, sold, or exchanged within a normal sales cycle pending financing to foster sales and marketing.

NOTE 5 – WARRANTS EQUITY

As of December 31, 2019, and 2018, 223,400 and 195,800 non-mandatory redeemable warrants were issued respectively. All warrants were issued in exchange for services received. The value of the warrants issued were recognized by the fair value of the services received as of the services completion date. The value of warrants issued at December 31, 2019, and 2018, equaled $341,000 and $203,000 respectively and recorded as equity – "Warrants Paid-in Compensation". Warrants were issued as follows:

Service Received	Prior Years	2018	2019	Total
Office Rent	-	600	3,600	4,200
Software Development	62,000	33,600	7,200	102,800
Engineering/Design	18,000	33,600	7,200	58,800
Management	-	48,000	9,600	57,600
Total	80,000	115,800	27,600	223,400

Warrant Holder may elect to receive, without payment by the Holder of any additional consideration, Warrant Shares equal to the value of the Warrant or any portion hereof, by surrender of the Warrant or such portion to the Company, with the net issue election notice attached hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the Holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

$$X = Y (A - B)/A$$

Where X = the number of shares to be issued to Holder pursuant to the warrant certificate.
   Y = the number of shares covered by the warrant in respect of which the net issue election is made pursuant to the formula above.
   A = the fair market value of one share of Common Stock, as determined in good Faith by the Board of Directors as of the time the net issue election is made.

B = the Purchase Price in effect under the warrant at the time of the net issue election is made.

Warrants shall be exercisable 180 days after such time as the Company has a qualified offering, or the Company receives at least $2 million for the issuance of any class of stock of the Company and shall expire 5 years from that date. As of December 2019, and 2018 these conditions have not been met to allow warrants to be exercised.

NOTE 6 – LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the financial year held by the Company. Due to immateriality the Company used actual year-end number of shares in lieu of the weighted average to calculate the loss per share for years ended December 31, 2019, and 2018. The loss per share for the December 31, 2019, and 2018, respectively was as following:

Annually	12/31/2019	12/31/2018
Loss from Operations	($243,003)	($276,797)
Common Shares	1,374,688	1,374,688
Incremental Shares - Warrants	*	*
Basic Loss per Share	($0.1768)	($0.2014)
Diluted Loss per Share	*	*

*Due to a loss for the years-ended 12/31/2019 and 2018, and the exercise price in excess of the market value, zero incremental shares related to outstanding warrants were not included in above calculation because the effect would be antidilutive.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company received transferred-in assets from the managing partner at the Company's inception in 2008 and recorded the assets at the transferer's cost basis in exchange for shares of Company stock. The transferred assets and related costs consisted of patents, product inventory, server network and related software, and FDA licensing. The cost basis and number of shares issued were as follows:

Asset Name	Cost Basis -2008	# of Shares
Patent	428,178	
Product Inventory	75,389	
Server/Network/Software	36,393	
FDA Licensing	48,311	
Total	588,269	590,000

Managing member and family members received Company common shares through cash purchases and as compensation for services provided. In addition, warrants were issued to the Managing member and family members for services rendered. The total number of common shares and warrants issued to the managing member and family members as of December 31, 2019, and 2018 were as follows:

STOCK SHARES	2019	2018	Total Issued Shares
Cash	36,000	36,000	345,450
Services Rendered	221,129	221,129	441,129
Contributed Assets	590,000	590,000	590,000
Total	847,129	847,129	1,376,579

WARRANTS	2019	2018	Total Issued Warrants
Services Rendered	116,400	99,600	223,400

Related parties held 61.5% of the Company's issued shares of common stock as of December 31, 2019, and 2018, and 52.1% and 44.6% of the issued warrants for those years-ended respectively.

NOTE 8 – GOING CONCERN

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has not generated any revenues to date and has accumulated losses to date. The Company had a $243,003 and $276,797 loss from operations for years-ended 12/31/2019, and 2018 respectively and accumulated deficits of $1,402,205 and $1,125,408 respectively.

Management believes these conditions raises substantial doubt about the Company's ability to continue as a going concern within twelve months, and a reasonable period from the date of these financials. The ability to continue as a going concern is dependent upon continued members' contributions, profitable future operations and cash flows due to sales with additional financing. Management is working to obtain new long-term financing to obtain the working capital needed to create an infrastructure capable of manufacturing and marketing the Company's product.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 19, 2020, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.